VIA EDGAR
July 22, 2019
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Exicure, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-230175

Ladies and Gentleman:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Exicure, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 24, 2019, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Deepa Rich at (650) 752-3333. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Daniel Lang, by facsimile to (650) 853-1038.
If you have any questions regarding this request, please contact Deepa Rich of Goodwin Procter LLP at (650) 752-3333.
[Remainder of Page Intentionally Left Blank]

Sincerely,
EXICURE, INC.

/s/ David S. Snyder
David S. Snyder
Chief Financial Officer

cc:	David Giljohann, Chief Executive Officer, Exicure, Inc.
Sam Zucker, Esq., Goodwin Procter LLP
Deepa Rich, Esq., Goodwin Procter LLP